UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Benitec Biopharma Limited (Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

082053307

(CUSIP Number)

California Capital Equity, LLC

Attn: Patrick Soon-Shiong

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

With a Copy to:

Martin J. Waters

Daniel L. Horwood

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082053307	13D

(1)	NAMES OF REPORTING PERSONS California Capital Equity, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 29,305,819 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 29,305,819 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,305,819 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 082053307	13D

(1)	NAMES OF REPORTING PERSONS Nant Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 29,305,819 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 29,305,819 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,305,819 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 082053307	13D

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 29,305,819 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 29,305,819 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,305,819 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) PN

This Amendment No. 1 amends and supplements the Schedule 13D (as amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2016 by certain of the Reporting Persons (as defined below) with respect to the ordinary shares (“Ordinary Shares”) of Benitec Biopharma Limited, a listed public company limited by shares, incorporated and domiciled in Australia (the “Issuer”) by Dr. Patrick Soon-Shiong, a natural person and citizen of the United States, Nant Capital, LLC, limited liability company organized under the laws of the state of Delaware (“Nant Capital”) and California Capital Equity, LLC, a limited liability company organized under the laws of the state of Delaware (“CalCap” and, together with Dr. Soon-Shiong, and Nant Capital, the “Reporting Persons”) solely to reflect clerical error in the Schedule 13D filed on November 1, 2016. Specifically, the aggregate purchase price for the Ordinary Shares was $2.0 million rather than $20 million as previously reported. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this Schedule 13D as a result of the purchase of 29,305,819 Ordinary Shares on October 24, 2016. All of the Ordinary Shares to which this Statement relates were purchased on behalf of the Reporting Persons using their investment capital or funds under management. The aggregate purchase price of the 29,305,819 Ordinary Shares acquired was approximately $2.0 million (including brokerage commissions and transaction costs).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item above is hereby incorporated by reference in response to Item 6.

Securities Purchase Agreement

On October 24, 2016, the Issuer agreed to sell to Nant Capital in a private placement 29,305,819 unregistered Ordinary Shares of the Issuer (the “Purchased Ordinary Shares”) at a purchase price of $0.068 per share, for a total of $2.0 million in cash consideration. The Purchased Ordinary Shares are not registered and are subject to restrictions on resale under Regulation S of the Securities Act or 1933, as amended, as well as restrictions under Australian Law. In connection with the purchase of the Purchased Ordinary Shares, the Board of Directors of the Issuer (the “Board”) agreed to appoint Dr. Jerel Banks, a representative of Nant Capital to the Board and to then seek his election at the next annual meeting of shareholders. In addition, as long as Nant Capital holds at least 10% of the Ordinary Shares of the Issuer if Dr. Jerel Banks (or such other nominee of Nant Capital as is appointed to the board of directors of the Issuer) is removed, retires or ceases to hold office as a director for any reason (including as a result of that person ceasing to be a director due to a failure to be elected or re-elected at an annual general meeting of the Issuer), Nant Capital may nominate another nominee in that person’s place and the Issuer will procure that neither the board of directors of the Issuer nor the Issuer appoints a successor who is not a nominee of Nant Capital. For so long as Nant Capital holds at least a 10% shareholding in the Issuer, the Issuer will, and will use its reasonable endeavors to procure that the Board will, support the re-election of the then current or proposed nominee of Nant Capital on the board of directors at the next annual general meeting following his or her appointment.

Each of Nant Capital and the Issuer agree that it will use its best efforts to agree, execute and deliver an oncology-focused research and development collaboration agreement between NantVentures, an affiliate of the Reporting Persons, and the Issuer, in which the Issuer would lead clinical development of a Phase II gene-silencing asset in an indication for which the asset has already demonstrated clinical proof of concept. If it proceeds, it is intended that the collaboration would involve continued clinical development of a gene silencing asset for the treatment of a solid tumour-based indication and the initiation of a ddRNAi program that represents a second generation therapeutic for the treatment of this lead clinical indication.

The foregoing summary of the Share Subscription Agreement is qualified in its entirety by reference to the text of the Share Subscription Agreement (and exhibits, as applicable), which is attached as Exhibit 2 hereto and incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on November 1, 2016).

2	Share Subscription Agreement, by and among Benitec Pharma Limited and Nant Capital, LLC, dated as of October 24, 2016 (incorporated by reference to Exhibit 1 to the Schedule 13D filed on November 1, 2016).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: March 3, 2017

NANT CAPITAL, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG
/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on November 1, 2016).

2	Share Subscription Agreement, by and among Benitec Pharma Limited and Nant Capital, LLC, dated as of October 24, 2016 (incorporated by reference to Exhibit 1 to the Schedule 13D filed on November 1, 2016).